UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: January 14, 2007                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   JANUARY 14,  2008


     TUMI CONTINUES TO DRILL SILVER-GOLD MINERALIZATION AT LA TRINI, MEXICO

          o  Results Include 20.3M Grading 0.42 G/t Gold and 225 G/t Silver
          o  Resource Estimate Commenced
          o  Discovery of Tellurium

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, announces the results of the third reverse circulation (RC) drill program comprising 15 holes totaling 2,381.5m (drill holes TRRC 36 to TRRC 50) on the Company's 100%-owned La Trini gold-silver project in Mexico. Best results from the current program include:

          TRRC 48 - 20.3m grading 0.42 g/t gold and 225 g/t silver  from 22.4m including 2m grading 1.62 g/t gold and 1,389 g/t silver from 24.4m TRRC 38 - 6.1m grading 2.8 g/t gold and 174 g/t silver from 136.2m TRRC 43 - 8.1m grading 1.88 g/t gold and 96 g/t silver from 81.3m

In September, 2005, the Company announced the results of the initial 15 hole RC drill program (see press release dated September 29, 2005). In March, 2007, 11 RC holes totaling 1,953m were completed in the La Trini mineralized zone (see press release dated April 16, 2007). A full set of drill results and locations from the three programs is given in Table 1. Best results from all drill campaigns include:

          TRRC 32 - 24.4m grading 6.4 g/t gold and 1,629 g/t silver from 130m TRRC 48 - 20.3m grading 0.42 g/t gold and 225 g/t silver from 42.7m TRRC 6 - 18.3m grading 3.1g/t gold and 150 g/t silver from 8.1m TRRC 9 - 6.1m grading 1.1 g/t gold and 201 g/t silver from 18.3m TRRC 10 - 10.1m grading 1.6 g/t gold and 130 g/t silver from 40.7m TRRC 11 - 5.1m grading 5 g/t gold and 184 g/t silver from 84.3m

These drill programs, coupled with surface and underground sampling programs have defined a 400m long by 200m wide northerly trending mineralized zone. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone and along the mineralized subcrop that is probably related to supergene enrichment.

A review of the mineralogy of the high grade intercept in drill hole TRRC 32 by an independent geologist has identified the presence of silver telluride (hessite) in addition to silver sulphide (argentite and acanthite) . Hence, the Company has completed assays for tellurium from 16 of the drill holes and the results are shown in Table 1. Results ranged from a high of 4,362 ppm to below the detection level of 10 ppm. These results are interpreted as material as tellurium has a value in excess of US$160/kg. Further analysis for this metal will be undertaken.

The host to the silver mineralization is a quartz eye rhyolite porphyry dyke that ranges from 20m to 40m in thickness. The dyke occupies a large strike-slip fault that has been rotated and now dips gently to the north. The control to the primary mineralization may in part be parallel to the direction of the dyke that has been enriched along steep, north-northeasterly dipping fault structures. The primary mineralization appears to be disseminated throughout the matrix of the rhyolite, but usually it is accompanied by silicification. No large, discrete veins are evident, and the mineralization would be best described as disseminated or stockwork in style.

A historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc., an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of National Lead Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45m. Using a 2m minimum thickness at a cut-off grade of 32 g/t silver (1 oz) a resource of 1,262,000 tonnes grading 125 g/t silver and 1.24 g/t gold was calculated. A qualified person as defined in NI 43-101 has not completed the work necessary to classify the historical estimate as current mineral resources. The Company is not treating the historical resource estimate as current and, therefore, it should not be relied upon.

Mr Henstridge stated: "Gold and silver mineralization was obtained within all holes in this last drill program including a substantial width in TRRC 48 (20.3m grading 0.42 g/t gold and 225 g/t silver from 22.4m). It is now believed that the higher grade mineralization discovered in hole TRRC 48 as well as TRRC 32, TRRC 11 and TRRC 12 are related to either supergene enrichment or high grade structures within the stockwork zone of the host rhyolite. The discovery of tellurium has the potential to add further value to the project and we will assay the mineralized zone in its entirety for this metal. An independent qualified geologist has now commenced a NI43-101 compliant resource calculation to aid in determining the future focus for the project".

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area to observe the Phase 3 drill program and sampling procedures and has verified the contents of this news release.

QUALITY CONTROL: RC drill samples were collected on 2.03m intervals. Each sample was split on site using a Jones splitter and stored for later use. The site geologist subsequently selected the intervals to be sampled, and the entire interval was run through the Jones splitter twice more to aid homogenization. One-half of this interval was split further to a nominal 5 kg size and sent to Sonora Sample Preparation, S.A. de C.V. in Hermosillo where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The rejects from all sample intervals split on site were saved. The Company has continued a program of inserting a sample standard and a blank as a means of checking on laboratory analytical reproducibility. Results from the quality control program are within acceptable limits of variability. Silver analyses performed by IPL Laboratories were determined using the ICP analytical method; all results that yielded greater than 100 ppm Ag were re-analyzed using a gravimetric finish. These are the results reported. Gold was determined by the fire assay-atomic absorption finish method. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site to both observe the drilling and sampling procedures.


On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

                         TABLE 1: LA TRINI DRILL RESULTS

--------------------------------------------------------------------------------
HOLE             GRID                                                      TELL-
NUMBER        COORDINATES    FROM        TO      METRES   GOLD    SILVER   URIUM
                N     E       (m)       (m)              (g/t)     (g/t)   (g/t)
--------------------------------------------------------------------------------

TRRC-02       5050  4900      22.4      26.4       4       1.5       102
--------------------------------------------------------------------------------
TRRC-03       5050  4950      22.4      28.5       6.1     0.1        74
                              32.5      36.6       4.1     3.7       215
--------------------------------------------------------------------------------
TRRC-04       5000  4950       4.1      18.3      14.2     0.1       108
TRRC-05       5100  4950      50.8      57         6.2     2.0        54
                             109.8     113.8       4       0.1        90
--------------------------------------------------------------------------------
TRRC-06       5000  5000       8.1      26.4      18.3     3.1       150
--------------------------------------------------------------------------------
TRRC-07       5050  5000      26.4      36.6      10.2     1.1        78
                              61.0      65.0       4       0.2        45
--------------------------------------------------------------------------------
TRRC-08       5100  5000      50.8      56.9       6.1     0.2        53
                              63.0      67.1       4.1     0.4        43
                              75.2      81.3       6.1     0.3        69
--------------------------------------------------------------------------------
TRRC-09       5000  5050      18.3      24.4       6.1     1.1       201
                              26.4      36.6      10.2     0.3        72
--------------------------------------------------------------------------------
TRRC-10       5050  5050      32.5      71.1      38.6     0.7        66
     including                40.7      50.8      10.1     1.6       139
--------------------------------------------------------------------------------
TRRC-11       5100  5050      71.0      77.2       6.2     1.6        92
                              84.3      89.4       5.1     5.0       184
                              91.5      97.6       6.1     0.4        87
--------------------------------------------------------------------------------
TRRC-12       4950  5100      20.3      22.4       2.1     1.7       463
                              30.5      38.6       8.1     0.3        58
                              44.7      48.8       4.1     0.8        69
                              50.8      54.9       4.1     0.1        36
--------------------------------------------------------------------------------
TRRC-13       5000  5100      52.8      61         8.2     0.2        46
                              73.2      77.2       4       0.1       102
--------------------------------------------------------------------------------
TRRC-14       5050  5100      48.8      50.8       2       0.4       134
--------------------------------------------------------------------------------
TRRC-15       5100  5100      69.1      71.1       2       0.5        70
                              91.5      97.6       6.1     1.0       198
--------------------------------------------------------------------------------
TRRC-25       5350  5050     150.4     158.5       8.1     0.3        87
--------------------------------------------------------------------------------
TRRC-26       5050  5250       8.1      10.2       2.1     0.2        65
                             121.9     124         2.1     0.2       114
--------------------------------------------------------------------------------
TRRC-31       5100  5200      91.4      93.5       2.1       -        59
                             160.5     162.6       2.1       -        44
--------------------------------------------------------------------------------
TRRC-32       5200  5050     130.0     154.4      24.4     6.4     1,629     783
     including               132.1     144.3      12.2    12.1     3,188    1526
                             158.5     160.5       2.0     0.9       188
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
HOLE             GRID                                                      TELL-
NUMBER        COORDINATES    FROM        TO      METRES   GOLD    SILVER   URIUM
                N     E       (m)       (m)              (g/t)     (g/t)   (g/t)
--------------------------------------------------------------------------------

TRRC-33       5200  4950      71.1      79.2       8.1     0.1       113
                              87.4      89.4       2.0     0.2        59
                              93.5      95.5       2.0     0.04       67
                             103.6     105.7       2.1     0.02       33
--------------------------------------------------------------------------------
TRRC-34       5350  4950     152.4     158.5       6.1     0.1        59
--------------------------------------------------------------------------------
TRRC-36       5150  5050     103.7     111.8       8.1     1.86       93      61
                             117.9     126.0       8.1     0.43       39      25
--------------------------------------------------------------------------------
TRRC-37       5175  5050     113.8     126.0      12.2     0.79       48      35
                             130.1     142.3      12.2     0.43       47      30
--------------------------------------------------------------------------------
TRRC-38       5225  5050     136.2     142.3       6.1     2.80      174     171
--------------------------------------------------------------------------------
TRRC-39       5250  5050     138.2     140.2       2.0     0.75       42      30
--------------------------------------------------------------------------------
TRRC-40       5150  5150      83.3      89.4       6.1     0.52       56      19
                             101.6     107.7       6.1     0.03       33     <10
                             115.8     117.9       2.1     0.19       60      15
--------------------------------------------------------------------------------
TRRC-41       5200  5000     103.7     111.8       8.1     0.53       70      23
--------------------------------------------------------------------------------
TRRC42        5250  4950     105.7     107.7       2.0     0.10      191     <10
--------------------------------------------------------------------------------
TRRC43        5150  4950      81.3      89.4       8.1     1.88       96      77
--------------------------------------------------------------------------------
TRRC44        5250  4950      77.2      79.3       2.1     0.08       99     <10
--------------------------------------------------------------------------------
TRRC45        5150  5100     134.1     140.2       6.1     0.13       80     <10
--------------------------------------------------------------------------------
TRRC46        5200  5075     140.2     142.3       2.1     0.27       41
                             150.4     152.4       2.0     0.04       43     <10
                             154.5     158.5       4.0     0.17       38     <10
--------------------------------------------------------------------------------
TRRC47        5275  5050     140.2     142.3       2.0     0.61       81      28
--------------------------------------------------------------------------------
TRRC48        4960  5150       8.1      10.2       2.0     0.27       37      62
                              22.4      42.7      20.3     0.42      225     151
     including                24.4      26.4       2.0     1.62    1,389     764
                              50.8      52.8       2.0     0.13       37      33
                              65.0      67.1       2.1     0.12       38      85
--------------------------------------------------------------------------------
TRRC49        5109  4996      83.3      93.5      10.2     1.53       68      31
                              97.6      99.6       2.0     0.78       69      37
                             105.7     107.7       2.0     0.2        37      18
                             109.7     111.8       2.1     0.96       60      20
                             113.8     117.9       4.1     0.92      201      66
--------------------------------------------------------------------------------
TRRC50        5150  4900      42.7      44.7       2.0     0.15      125     <10
                              46.7      48.8       2.1     0.08       74     <10
                              50.8      52.8       2.0     0.03       89     <10
                              71.1      73.2       2.1     0.08       70     <10
--------------------------------------------------------------------------------